Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Welcomes France’s Proposed Under-15 Social Media Ban

Policy highlights importance of compliant, child-safe platforms and non-social digital engagement

Vancouver, BC, Canada, January 19, 2026 – Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (the “Company”), a global AdTech platform delivering safe mobile gamer engagement at scale, today announced that the accelerating regulatory restrictions on children’s access to social media are driving a structural shift in how advertisers reach young audiences, with mobile games emerging as a scalable, performant, and compliant channel.

France’s announced plan to ban children under-15 from social media starting September 2026 is another example of a broader and accelerating global trend. As access to social platforms narrows, advertisers are actively reallocating youth-focused budgets toward environments that are already compliant with child privacy laws and aligned with public company governance standards.

“This is not a theoretical future - advertisers are already moving to brand-positive environments that are both compliant and high-performance,” said Kidoz CEO Jason Williams. “Mobile gaming is becoming the more popular digital channel for reaching youth audiences, not solely because of regulation, but because it uniquely combines brand safety, deep engagement, and scalable reach in a way social media increasingly cannot.”

For youth focused brands, digital marketing now presents real reputational risk. Social media platforms increasingly fail that test due to data profiling, algorithmic manipulation and the promotion of questionable content.

Kidoz uses contextual advertising in mobile games and offers an alternative that aligns with fundamental brand safety requirements:

●	No reliance on personal data or behavioral profiling
●	Clear compliance with COPPA, GDPR-K, and emerging EU standards
●	Brand-safe content environments
●	Transparent and auditable media

Kidoz operates exclusively within a privacy-by-design framework, enabling brands to engage youth audiences inside mobile games, without collecting personal data or tracking users across apps.

According to Common Sense Media’s latest youth media habits census, children are spending more of their digital time in games. As social media access is restricted, that concentration will increase. Brands that want to maintain reach, relevance, and early brand affinity with the next generation are adjusting strategies accordingly.

Kidoz believes this shift represents long-term realignment. As governments raise expectations and enforcement becomes stricter, advertising models that do not rely on personal data will increasingly define how brands engage young audiences.

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. investor website at https://investor.kidoz.net or on the https://investor.kidoz.net/ website.

About Kidoz Inc.

Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (www.kidoz.net) is a global AdTech platform delivering safe mobile gamer engagement at scale.

Originally built to protect kids, the platform also now enables advertisers to reach audiences of all ages across the entire mobile gaming ecosystem, using privacy-first contextual targeting, including the growing segment of users who opt out of personal data tracking.

Its technology stack combines proprietary SDK integrations, the Kidoz Privacy Shield, and the Kite IQ contextual AI engine to deliver compliant, high-impact campaigns aligned with COPPA, GDPR-K, Apple ATT, and global standards. Google-certified and Apple-approved, Kidoz reaches more than a billion users worldwide.

Trusted by leading brands, Kidoz enables advertisers to reach high-value gaming audiences through a unified suite of managed, programmatic, SSP, DSP, and Ad Exchange solutions.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 24, 2025, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.